UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F-A

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Olympus Pacific Minerals Inc.

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

Suite 500 – 10 King Street East Toronto, Ontario Canada, M5C 1C3

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:	None
Securities to be registered pursuant to Section 12(g) of the Act:	common shares (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:    Not Applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes       No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes       No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants was required to file such reports). And (2) has been subject to such filing requirements for the past 90 days.

Yes       No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated file       Accelerated file       Non-accelerated file

Indicated by check mark which financial statement item the registrant has elected to follow.

Item 17       Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes       No

ITEM 17:    FINANCIAL STATEMENTS

1.    Consolidated Balance Sheets of Olympus Pacific Minerals Inc. as at December 31, 2006 and 2005, Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended December 31, 2006, 2005 and 2004, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 18 to the consolidated financial statements.

2.    Unaudited Balance Sheet as at June 30, 2007, Statements of Operations and Deficit for the three and six-month periods ended June 30, 2007 and 2006, and Statements of Cash Flows for the three and six-month periods ended June 30, 2007 and 2006.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Olympus Pacific Minerals Inc.

By:	/s/ P. Tiedemann
Peter Tiedemann Chief Financial Officer and Corporate Secretary

Date: November 16, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Olympus Pacific Minerals Inc.

We have audited the consolidated balance sheets of Olympus Pacific Minerals Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficits and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board [United States]. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,	Ernst & Young LLP
March 28, 2007 [except as to note 18, which is as at June 26, 2007]	Chartered Accountants Licensed Public Accountants

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph [following the opinion paragraph] when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the Board of Directors dated March 28, 2007 [except as to note 18, which is as at June 26, 2007] is expressed in accordance with Canadian reporting standards which do not permit a reference to such events when they are adequately disclosed in the financial statements.

Toronto, Canada,	Ernst & Young LLP
June 26, 2007	Chartered Accountants Licensed Public Accountants

OLYMPUS PACIFIC MINERALS INC.
Consolidated Balance Sheets

As at Canadian dollars	December 31 2006	December 31 2005
ASSETS
Current
Cash	4,101,536	404,987
Accounts receivable	803,027	150,984
Prepaid expenses	900,957	94,533
Inventory (note 13)	617,043	259,514
	6,422,563	910,018
Long-term
Property, plant & equipment (note 7)	10,697,757	6,449,922
Mineral properties (note 3)	10,015,755	10,060,904
Deferred financing costs (note 8c)	695,773	—
Deferred exploration and development costs (note 3)	13,724,846	13,089,242
	35,134,131	29,600,068
	41,556,694	30,510,086
LIABILITIES
Current
Accounts payable and accrued liabilities	1,899,646	1,549,803
Capital lease obligations (note 12)	412,894	—
Advance exploration contributions repayable (note 6)	—	1,191,175
Loan facility (note 5)	2,330,800	—
Asset retirement obligation (note 4)	59,173	—
	4,702,513	2,740,978
Long-term
Asset retirement obligation (note 4)	890,322	382,509
	890,322	382,509
	5,592,835	3,123,487
SHAREHOLDERS’ EQUITY
Share capital (note 8a)	66,074,507	49,709,671
Contributed surplus (note 8b,c,d)	4,347,990	2,656,679
Deficit	(34,458,638)	(24,979,751)
	35,963,859	27,386,599
	41,556,694	30,510,086

	‘‘signed’’	‘‘signed’’
On behalf of the Board of Directors	David A. Seton Chairman & Chief Executive Officer	Jon Morda Director & Chairman of Audit Committee

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Operations and Deficit

For the years ended December 31 (Canadian dollars)	2006	2005	2004
Sales – Gold	1,644,040	—	—
Cost and expenses
Cost of sales	1,535,891	—	—
Amortization	596,176	19,858	22,022
General exploration	158,700	(37,392)	20,632
Royalty expense	47,960	—	—
Consulting fees	315,763	149,790	68,791
Office and general administrative	508,269	230,900	221,826
Investor relations and promotion	256,207	184,519	163,173
Management fees and salaries	1,515,417	877,288	739,331
Professional fees	353,402	187,540	203,233
Shareholders’ information	37,767	33,266	43,225
Transfer agent and regulatory fees	189,237	25,555	56,250
Travel	425,895	370,805	374,865
Stock-based compensation (note 8b)	617,071	961,075	180,764
	6,557,755	3,003,204	2,094,112
Other (income) expense
Interest income	(272,156)	(21,029)	(29,749)
Interest expense	127,262	23,203	9,890
Write off of deferred exploration costs (note 3)	438,931	—	—
Impairment charge (note 3)	4,280,000	—	—
Foreign exchange (gain) loss	(8,865)	(236,917)	108,206
	4,565,172	(234,743)	88,347
Loss for the year	9,478,887	2,768,461	2,182,459
Deficit, beginning of the year	24,979,751	22,211,290	20,028,831
Deficit, end of the year	34,458,638	24,979,751	22,211,290
Basic and diluted loss per common share	$0.06	$0.02	$0.02
Weighted average number of basic and diluted common shares outstanding	164,678,791	116,581,239	89,683,403

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Cash Flows

For the years ended December 31 (Canadian dollars)	2006	2005	2004
Operating activities:
Loss for the period	(9,478,887)	(2,768,461)	(2,182,459)
Items not affecting cash
Amortization	596,176	19,858	22,022
Amortization of deferred financing costs	81,090	—	—
Stock-based compensation expense	617,071	961,075	180,764
Accretion expense	29,097	—	—
Write off of deferred exploration costs	438,931	—	—
Impairment charge	4,280,000	—	—
Foreign exchange loss (gain)	16,281	(39,944)	(135,458)
Changes in non-cash working capital balances
Accounts receivable	(646,075)	(50,295)	(25,686)
Prepaid expenses	(806,424)	7,057	(45,038)
Accounts payable and accrued liabilities	292,661	1,147,817	(106,151)
Inventory	(357,529)	(259,514)	—
Due to/from related parties	—	—	(21,611)
Cash used in operating activities	(4,937,608)	(982,407)	(2,313,617)
Investing activities:
Deferred financing fees	(209,238)	—	—
Deferred exploration and development costs	(5,072,261)	(4,666,219)	(3,811,533)
Acquisition of capital assets	(3,747,249)	(6,335,240)	(150,724)
Disposal of marketable securities	—	—	28,000
Cash used in investing activities	(9,028,748)	(11,001,459)	(3,934,257)
Financing activities:
Shares issued	16,543,966	11,881,771	1,160,259
Decrease in subscription received in advance	—	(4,680,000)	4,680,000
Repayable loan	2,314,200	2,706,227	—
Loan repayment	—	(2,706,227)	—
Share issue cost	(1,195,261)	(410,546)	—
Cash provided by financing activities	17,662,905	6,791,225	5,840,259
Increase (decrease) in cash and cash equivalents during the period	3,696,549	(5,192,641)	(407,615)
Cash acquired – Vend-In Agreement transaction	—	—	30,062
Cash – beginning of the period	404,987	5,597,628	5,975,181
Cash – end of the period	4,101,536	404,987	5,597,628

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

1.    Nature of Operations

Olympus Pacific Minerals Inc. (the ‘‘Company’’ or ‘‘Olympus’’) and its subsidiaries are engaged in the acquisition, exploration, development and mining of gold bearing properties in Southeast Asia. The Company focuses its activities on two multi-project properties located in Central Vietnam – the Bong Mieu Gold property and the Phuoc Son Gold property.

The Company is exploring and developing its mineral properties. The Company has one gold plant in Vietnam and this plant commenced commercial production effective October 1, 2006. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production. To date, the Company has not earned significant revenues from its plant and is considered to be in the development stage.

2.    Summary of Significant Accounting Policies

Basis of presentation and consolidation

These audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company balances and transactions are eliminated on consolidation.

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Cash and equivalents

Cash and cash equivalents are comprised of cash on hand and short-term investments that mature within 90 days from the date of acquisition.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value. The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project. The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the statement of operations.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves available on the related project following commencement of commercial production. The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations (‘ARO’)

The Company recognizes the fair value of an asset retirement obligation as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Deferred exploration and development costs

The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in currencies other than the Canadian dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the statement of operations.

Property, plant and equipment

The Company records building, plant and equipment at cost. Buildings, plant and equipment involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves. Computer hardware and software is amortized, net of residual value, using the straight-line method over 3 years. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful lives or productive capacity of existing facilities or equipment are capitalized and amortized over the remaining useful life of the related assets.

In the normal course of our business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

beginning of the lease term of minimum lease payments over the lease term. In the case of all our leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with our other owned assets.

Asset impairment – Long-lived assets

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis. All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows. Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

Stock-based compensation

The Company uses the fair-value method of accounting for stock options granted to employees and directors. Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period. The majority of the Company’s stock options vest on the passage of time and continued service requirements.  For some of the stock options granted, the options vest based on meeting two of three criteria: (a) specified production levels, (b) specified minimum share price and market capitalization and/or (c) minimum threshold of ounces of gold geological resources for the Company.   Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates.

The Company applies an estimated forfeiture rate when calculating the expense. Compensation expense is reversed for options that are cancelled prior to vesting.

Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

The Company has a bonus share program that allows employees to elect to take their bonus in either cash or double the cash amount in common shares. If the employee chooses the share bonus, the common shares will be received one year after the last day of the bonus period. If the employee chooses the cash bonus, the cash is received within the same fiscal year. If an employee terminates employment before the one year of service, the bonus reverts back to cash without double up and is paid out on termination. The bonus is recognized as a liability at the time of the award. If the employee elects to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus. No compensation cost is recognized for estimated forfeitures.

Loss per share

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period. As there is currently a loss per share, there is no dilutive effect as all outstanding options and warrants are anti-dilutive.

Future income taxes

Future income taxes are recorded using the liability method. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stripping Costs

Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Revenue Recognition

Revenue from the sale of gold and by-products, such as silver, are recognized when; (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until gold and silver reaches the Zurich airport and the dore bars are consigned for transport to the refinery. Consequently, revenue is recognized when the gold and silver reaches the refinery. The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract. The quantity of ounces sold is determined by applying a variable recovery rate as well as a return rate of 99.95% for gold and 98% for silver.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against costs of sales.

Inventory

Inventory is comprised of ore in stockpiles, operating supplies, dore bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Dore bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

Interest Cost Accounting

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest costs ceases when construction of the asset is substantially complete and it is ready for its intended use. The interest rate for capitalization purposes is based on the weighted average rates of Olympus’s outstanding borrowings unless a specific obligation was incurred directly related to the specific asset (e.g. project financing). In that case, the specific interest rate is used as well as the weighted average interest rate on other obligations if the asset expenditures exceed the specific borrowing.

3.    Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Phuoc Son	6,116,904	6,116,904	9,527,650	7,069,408
Bong Mieu	3,944,000	3,944,000	9,167,689	6,019,834
	10,060,904	10,060,904	18,695,339	13,089,242
Accumulated amortization(1)
Write-off(2)	(45,149)	—	(251,562)	—
Impairment charge(3)	—	—	(438,931)	—
	—	—	(4,280,000)	—
Total	$10,015,755	$10,060,904	$13,724,846	$13,089,242
(1)	Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006.
(2)	Write off of $438,931 of Deferred Exploration costs relates to certain areas of the Bong Mieu property where exploration activities did not produce positive results
(3)	During fourth quarter 2007, management determined that the Bong Mieu Central mine was not reaching originally estimated future throughput. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central (Hogan) deferred exploration and development costs.

Bong Mieu Gold Property

The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central (an open pit), Bong Mieu East (a potentially open-pit deposit) and Bong Mieu Underground (an underground deposit) which operated by the French from 1896 to 1941. Olympus acquired this project in 1997. Olympus owns 80% and the Company’s Vietnamesepartner owns 20% of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006. The Company must pay a 3% net smelter return royalty equal to 3% of the sales price to the Vietnamese government when the gold is melted in Vietnam and 2% royalty based on 80% of the revenues of Bong Mieu Central to Zedex Minerals Limited.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

Phuoc Son Gold Property

The Company holds an 85% interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company’s subsidiary, New Vietnam Mining Company (‘‘NVMC’’), entered into a joint venture with Mien Trung Industrial Company (‘‘Minco’’), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (‘‘PSGC’’). PSGC has an investment license on the Phuoc Son property. NVMC’s initial interest in PSGC is 85% and Minco has a 15% interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15% to 30% if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50% if Minco chooses to acquire such additional 20% interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

4.    Asset Retirement Obligation

	December 31, 2006	December 31, 2005
Balance, beginning of the year	$382,509	$—
Increase in obligation	515,545	382,509
Foreign exchange adjustment	22,344	—
Accretion	29,097	—
Balance, end of the period	949,495	382,509
Current portion	59,173	—
Non-current portion	$890,322	$382,509

The asset retirement obligation relates to the Bong Mieu property in Vietnam. The Company estimated the cost of rehabilitating the site at US$1,083,160 over the next 10 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9%

5.    Loan Facility

On February 8, 2006, the Company entered into a US$2.0 million loan facility agreement (the ‘‘Facility’’) with Macquarie Bank Limited (‘‘MBL’’) of Sydney, Australia. The Company drew down the US$2.0 million in the first quarter of 2006. The Facility bears an interest rate of LIBOR plus 2.75% and is repayable on July 31, 2007 (amended from June 30, 2007) but may be extended to June 30, 2008 at the option of MBL. In consideration for setting up the facility, MBL was paid a US$50,000 fee and was granted 5,376,092 purchase warrants to acquire the same number of common shares of the Company at an exercise price of $0.4347 until July 31, 2007 and $0.4514 until the ultimate repayment date (currently July 31, 2007 with an option to extend until June 30, 2008). The Company can also accelerate exercise of the warrants if its common shares trade at a 100% premium to the exercise price for 30 consecutive trading sessions. The Facility agreement specifies some restrictions including, but not limited to, the Company must not incur any indebtedness other than permitted financial indebtedness as defined under the Facility agreement. Permitted indebtedness includes any agreement entered into the ordinary course of business to acquire an asset or service where payment for the asset or service is deferred for a period of not more than 90 days and does not

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

exceed, in aggregate, an amount of US $100,000 for each transaction party. Each transaction party is defined as Olympus, Bong Mieu and Formwell. The Facility agreement specifies that the transaction parties must not allow any encumbrance over its assets other than a permitted encumbrance or acquire an asset that is subject to an encumbrance that is not a permitted encumbrance. Each transaction party must not sell, assign, transfer or dispose of or partially dispose of any assets except an asset that does not form part of the secured property or an asset which is replaced by a similar asset. Each transaction party must not reduce its capital, buy back or redeem its shares or other securities issued to it or provide any financial assistance. Each transaction party may not make a distribution without the prior written consent of MBL. A distribution is defined as a dividend, distribution or any other amount related to a marketable security issued by the transaction party or interest or fee paid by the transaction party on any financial accommodation provided by a person holding a direct or indirect interest in the transaction party. The requirement for a written consent for distributions has not had a significant impact on our cash obligations to date as we have not paid out any dividends. Intercompany loans amongst transaction parties cannot be repaid to the lending transaction party unless the lending transaction party uses the proceeds of repayment to repay the MBL Facility. The above restriction on intercompany loan settlement does not significantly impact our ability to meet cash obligations as it does not prevent the provision of intercompany loans and only affects the method and timing of intercompany loan settlements.

6.    Advance Exploration Contributions

The advance exploration contributions (the ‘‘Prepaid Contribution’’) due to Ivanhoe Mines Ltd. as at December 31, 2005, were adjusted to US$1,024,226 (C$1,191,175) and represent the balance due to Ivanhoe as at November 30, 2002. The amount was repayable on January 5, 2006 at which time it would be repaid in cash unless such payment would reduce the Company’s working capital to less than US$1,000,000, in which case the Company would settle by issuing Ivanhoe common shares of the Company having an aggregate market value equal to such remaining amount, determined on the basis of the average closing prices of the Company’s shares over the preceding 20 trading days.

Pursuant to an Assignment Agreement dated January 1, 2006, the Prepaid Contribution of US$1,024,226 due to Ivanhoe was assigned to Zedex Minerals Limited (‘‘Zedex’’). On March 21, 2006, the Company issued 3,406,758 common shares to Zedex in full payment of the Prepaid Contribution. Shares were issued at the average closing prices of the Company’s shares over the preceding 20 trading days which was equal to $0.34475.

7.    Property, Plant & Equipment

(in dollars)	2006			2005
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Buildings	502,412	47,161	455,251	452,865	27,272	425,593
Leasehold improvements	103,005	13,333	89,672	15,087	8,127	6,960
Plant and equipment	5,613,823	281,354	5,332,469	4,567,371	103,031	4,464,340
Office equipment, furniture and fixtures	867,883	292,234	575,649	503,090	176,276	326,814
Motor vehicles	376,548	153,956	222,592	283,187	106,392	176,795
Infrastructure	2,047,585	69,855	1,977,730	356,175	8,942	347,233
Construction in progress	2,044,394	—	2,044,394	702,187	—	702,187
	11,555,650	857,893	10,697,757	6,879,962	430,040	6,449,922

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

8.    Capital Stock

a)    Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the years ended December 31, 2004, December 31, 2005 and December 31, 2006.

	Number of Shares	Amount $
Common shares, January 1, 2004	81,341,526	32,330,552
Issued upon exercise of options	45,000	8,650
Issued upon exercise of warrants	2,879,021	1,151,609
Vend-In transaction	13,483,113	5,258,414
Common shares, January 1, 2005	97,748,660	38,749,225
Private placements	32,645,000	11,063,500
Issued upon exercise of warrants	1,452,540	435,762
Share issue costs	—	(538,816)
Common shares, January 1, 2006	131,846,200	49,709,671
Private placement	27,000,000	15,660,000
Issued upon exercise of options	1,155,833	558,067
Issued upon exercise of warrants	1,270,000	636,270
Issued upon debt repayment (see note 6)	3,406,758	1,174,480
Share issue costs	—	(1,663,981)
Common shares, December 31, 2006	164,678,791	66,074,507

The following table shows movements in contributed surplus of the Company for the years ended December 31, 2006 and 2005.

	2006	2005	2004
Balance, beginning of the year	2,656,679	1,567,334	367,440
Valuation of options	556,109	961,075	180,764
Valuation of warrants	1,445,573	128,270	—
Exercise options and warrants	(310,371)	—	—
Adopt fair value accounting	—	—	1,019,130
Balance, end of the year	4,347,990	2,656,679	1,567,334

On March 31, 2006, the Company completed a brokered private placement of $15,660,000. The Company issued 27,000,000 common shares at $0.58 per share. Agents for the Offering were paid a cash commission equal to 7% of the gross proceeds and were issued 1,890,000 compensation warrants. Each compensation warrant is exercisable for one common share at $0.58 and expires on March 31, 2008.

In the first quarter of 2006, the Company issued 3,406,758 common shares to Zedex in full payment of the Prepaid Contribution according to the Vend-In Agreement provision for repayment of the Prepaid Contribution via issuance of common shares (see note 6).

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

b)    Stock Options

On September 12, 2003, the Company adopted a stock option plan which was re-approved by its shareholders on June 16, 2005. Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 10% of the Company’s issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the years ended December 31, 2006 and 2005.

	December 31, 2006		December 31, 2005		December 31, 2004
	Number of Options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding, beginning of the year	11,298,667	0.37	4,244,500	0.52	4,593,500	$0.52
Granted	1,965,000	0.45	8,420,000	0.33	1,315,000	0.48
Exercised	(1,155,833)	0.33	—	—	(45,000)	0.19
Cancelled/ Expired	(630,334)	0.44	(1,365,833)	0.51	(1,619,000)	0.54
Outstanding, end of the period	11,477,500	0.39	11,298,667	0.37	4,244,500	0.51
Options exercisable at the end of the year	9,619,793		7,980,333		3,201,166

The following table summarizes information about the stock options outstanding as at December 31, 2006.

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE
Range of Exercise Prices	Number Outstanding As at December 31, 2006	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number Exercisable As at December 31, 2006	Weighted Average Exercise Price
$0.30-0.36	6,452,500	3.73	$0.32	5,336,251	$0.32
$0.40-0.45	2,570,000	2.35	0.41	1,995,209	0.41
$0.50-0.55	1,705,000	3.06	0.51	1,538,333	0.51
$0.60-0.65	750,000	0.12	0.60	750,000	0.60
	11,477,500	3.08	0.39	9,619,793	0.39

During the year ended December 31, 2006, 1,965,000 options were granted and were valued at $428,628. The total stock-based compensation expense recognized during the year for stock options granted in the current and prior years and that vested during the current year was $524,197 [2005 – $961,075, 2004 – $180,764] using the fair value method and was credited to contributed surplus.

c)    Warrants

The following is a summary of the 7,266,092 warrants outstanding as at December 31, 2006 [2005 – 1,270,000, 2004 – 8,762,560]. On January 12, 2006, 1,270,000 warrants were exercised at $0.40 per share.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

Total Outstanding	Exercise Price	Expiry Date
	$0.43	June 30, 2007
5,376,092	$0.45	June 30, 2008
1,890,000	$0.58	March 31, 2008

According to the Facility with Macquarie Bank entered into on February 8, 2006, the Company granted 5,376,092 purchase warrants (see note 5). 2,688,046 of the warrants became issuable upon receipt of the TSXV approval of the warrants, and 2,688,046 of the warrants were issuable on or before the first advance under the facility which occurred on February 14, 2006. The fair value of the warrants was estimated to be $973,073 using the Black-Scholes model with the assumptions of a risk-free interest rate of 3.8%, expected volatility of 74% and 79%, expected time until exercise of 1.25 years and 1 year respectively. The amount was recorded as contributed surplus and as a deferred financing cost to be amortized over the term of the facility.

On March 31, 2006, 1,890,000 warrants were issued to Paradigm Capital Inc., M Partners Inc. and CIBC World Markets Inc. in conjunction with the private placement that closed on that day. The fair value of the warrants was estimated to be $472,500 using the Black-Scholes model with the assumptions of a risk-free interest rate of 3.8%, expected volatility of 68% and expected time until exercise of 2 years. The amount was included as part of issue costs and contributed surplus.

d)	Bonus Share Program

During the year ended December 31, 2006, employees who opted for their bonus to be paid in common shares will receive 191,330 common shares in 2007. On the grant date, the fair value of the incremental share award including the cash bonus was $113,224. The total compensation expense recognized for the bonus share program for the year ended December 31, 2006 was $92,874 [2005 and 2004 – nil] including the incremental share award and the original cash bonus award.

9.    Related Party Transactions

During the period ended December 31, 2006, the Company entered into the following transactions with related parties:

a)	Paid or accrued $67,424 in legal fees to a company controlled by a director of the Company as compared to $26,536 in 2005. Services are not under contract and are engaged as required.

b)	Paid or accrued $581,396 in management fees and $147,377 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. In 2005, the Company paid or accrued $420,597 in management fees and $214,702 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. These fees and expenses have been incurred as part of ongoing contracts with the related parties.

c)	Paid or accrued $26,228 in royalties and $6,136 in expenses to Zedex, a shareholder of Olympus. In 2005 the company paid Zedex $17,260 in interest for a short term loan and $3,852, in expenses. Royalties incurred are a result of an ongoing contract with the related party.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

10.    Commitments and Contractual Obligations

As at December 31, 2006 Payments Due by Period	Total	Less than One Year	2 – 10 Years
Debt facility	$2,330,800	$2,330,800	$—
Capital lease obligation	412,894	412,894	—
Operating lease	950,588	950,588	—
Purchase Obligations – supplies and services	2,069,333	2,069,333	—
Purchase obligations – capital	1,475,203	1,475,203	—
Purchase obligations – power supply	244,734	244,734	—
Asset retirement obligations	1,262,314	59,173	1,203,141
Total	$8,745,866	$7,542,725	$1,203,141

11.    Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, capital lease obligations and loan facility.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Currency risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, primarily with respect to the US dollar. The Company has a number of investments in foreign subsidiaries and joint ventures, whose net assets are exposed to currency translation risk.

A certain amount of the transactions with respect to the Bong Mieu and Phuoc Son projects are denominated in the Vietnamese Dong, which is not freely convertible into foreign currency, and there are restrictions on the removal of capital from the country. These restrictions may have an adverse impact on the Company’s ability to repatriate funds from Vietnam.

12.    Capital Lease Obligation

The company has capital leases at its Bong Mieu Central mine.

	December 31, 2006	December 31, 2005
Total minimum lease payment	$412,894	$—
Less: current portion	412,894	—
	$—	$—

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

13.    Inventory

	December 31, 2006	December 31, 2005
Dore Bars	$73,047	$—
Ore in stockpiles	76,337	—
Gold in circuit	18,800	—
Mine operating supplies	448,859	259,514
Total	$617,043	$259,514

14.    Income Taxes

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2006 $	2005 $	2004 $
Loss	(9,479,000)	(2,768,000)	(2,182,459)
Expected Recovery	(3,223,000)	(945,000)	(742,036)
Issue Costs	(215,000)	(105,000)	(120,000)
Foreign Tax Differential	1,418,000	(268,000	—
Non Deductible expenses	116,000	596,000	114,308
Benefit of current year loss not recognized	1,904,000	722,000	747,728
Total income tax recovery	—	—	—

The components of the Company’s future income tax assets are as follows:

	2006 $	2005 $	2004 $
Non-capital losses carried forward	3,888,000	2,415,000	1,827,000
Deferred exploration and development costs	301,000	—	—
Issue costs	616,000	263,000	186,000
Capital Assets	25,000	25,000	20,000
Resource related deductions	692,000	641,000	638,000
Future income tax asset	5,522,000	3,344,000	2,671,000
Valuation allowance	(5,522,000)	(3,344,000)	(2,671,000)
Net future income tax asset	—	—	—

The Company has available for deduction against future taxable income non-capital losses of approximately $10,719,611 (2005 – $5,815,000, 2004 – $5,021,000). These losses, if not utilized, will expire in 2013. Subject to certain restrictions, the Company also has resources expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these consolidated financial statements.

15.    Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the ‘‘MOA’’) was entered into by Abra Mining and Industrial Corporation (‘‘AMIC’’), the Company and Jabel Corporation (‘‘Jabel’’) that allows the Grantee (defined as the

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

Company and ‘‘a Philippine national’’) to acquire an option to earn a 60% interest in AMIC’s Capcapo mining tenement (the ‘‘property’’) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property.

The MOA is a binding agreement that is conditional on the completion of due diligence program in second quarter 2007 to validate historical drilling information. Once the due diligence procedures are complete and the drilling information is validated, a formal agreement will be signed and a cash payment of U.S. $200,000 will be made by the Grantee to AMIC. Under Philippine law, foreign-owned entities can only hold up to 40% of a Mineral Production Sharing Agreement (‘‘MPSA’’). Consequently, the Company can only directly hold 40% in the MPSA and will have to identify a Philippine national corporation to hold the additional 20%. The Phillipine national corporation has not yet been identified. A Philippine national corporation is one which is not more than 40% foreign-owned. Six months after the signing of the formal agreement, the Grantee will issue common shares of the Company to AMIC with a total value of U.S. $350,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding the date of the signing of the formal agreement. Once the Grantee has spent U.S. $3 million on exploration and development work on the property, the Grantee will issue to AMIC further common shares of the Company with a total value of U.S. $450,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding their date of issuance. To earn the 60% interest, a cumulative spending of U.S. $6 million by the Grantee on exploration and development must occur by the end of the 5th year after the signing of the formal agreement. The Grantee earns a 20% interest after the first U.S. $1 million is spent, an additional 20% interest after an additional U.S. $2 million has been spent and an additional 20% interest after an additional U.S. $3 million has been spent. Once the 60% interest has been earned, a new joint venture company (‘‘NEWCO’’) would be formed of which the Grantee would hold a 60%. If the Grantee obtains less than the 60% interest, the Grantee would share in less than 60% of the results of the joint venture. One year after full commercial production is achieved on the property, a royalty would be paid to Jabel, the underlying title holder of the property, equal to either 3% of gross value of production or 6% of annual Profit of NEWCO, as defined in the agreement, whichever is higher.

16.    Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.

17.    Subsequent Event

On March 19, 2007, the Company completed a non-brokered private placement, of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000.   All shares issued have a hold period in Canada of four months from the closing of the placement. The net proceeds are intended to be used for ongoing exploration, feasibility studies and development work on the Company’s mineral projects and for general corporate purposes.

18.    Differences from Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of our income statement, balance sheet and statements of cash flows between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these financial statements.

a)	Exploration and development expenditures

For Canadian GAAP purposes, the Company capitalizes exploration and development costs incurred on our properties after proven and probable reserves have been found as well as on

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

properties where the Company has found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. The determination as to whether the existence of non-reserve material should result in the capitalization of mine exploration and development costs is based on various factors, including: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the results of recent drilling on the property; and the existence of a pre-feasibility or feasibility study or other analysis to demonstrate that mineralization is expected to be commercially recoverable. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under Securities Exchange Commission (‘‘SEC’’) Industry Guide No.7 are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP. Accordingly, any amortization, impairment charges or write-offs on deferred development and exploration costs under Canadian GAAP would be reversed under US GAAP as these costs have already been expensed.

b)	Production Start Date

Different criteria are applied under Canadian GAAP as compared to U.S. GAAP for determining the production start date of a mine for accounting purposes. The production start date for the Bong Mieu Central Open pit (Ho Gan) mine, which began producing gold during 2006, was July 1, 2006 under U.S. GAAP and October 1, 2006 under Canadian GAAP. Once a mine is considered to be in the production stage, sales, cost of sales, depreciation and amortization and inventory are recorded. As a result, under Canadian GAAP, these sales, cost of sales, depreciation and amortization and inventory were capitalized to deferred development costs for the three months ended September 30, 2006. This results in a further difference in amortization expense as a result of the differing carrying value of the mineral properties and capital assets.

Under U.S. GAAP, the production start date is determined by a number of factors including when all major capital expenditures have been completed for a mine, completion of a reasonable period of testing, the ability to produce gold in a saleable form and whether production / sales and extraction prior to production start date are considered de minimus. Under Canadian GAAP, the production start date is based on whether all major capital expenditures have been made, anticipated activity levels have been reached such as recovery rate, mining, crushing and processing tonnes per day and  the ability to consistently extract and produce gold.  Under Canadian GAAP, incidental revenue does not necessarily infer that production stage has been reached.  The criteria that resulted in the accounting difference would be the de minimus sales / production and extraction criteria resulting in the earlier production start date under U.S. GAAP.

c)	Asset Impairment – Long-Lived Assets

Under U.S. GAAP, the Company’s impairment analysis of the US GAAP carrying values of its mineral properties and property, plant and equipment determined that no impairment had occurred as the estimated probability weighted undiscounted cash flows associated with these assets exceeded the respective carrying values.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

d)	Consolidated Balance Sheets

For the years ended December 31

			2006			2005
	Notes		Canadian GAAP	Adjustments	US GAAP	Canadian GAAP	Adjustments	US GAAP
Current assets			6,422,563	—	6,422,563	910,018	—	910,018
Long-term assets
Mineral properties	(b	)	10,015,755	(37,500)	9,978,255	10,060,904	—	10,060,904
Capital assets(ii)	(b	)	10,697,757	(79,332)	10,618,425	6,449,922	—	6,449,922
Deferred Financing Costs(i)			695,773	(486,537)	209,236	—	—	—
Deferred exploration and development costs	(a	)	13,724,846	(13,724,846)	—	13,089,242	(13,089,242)	—
			35,134,131	(14,328,215)	20,805,916	29,600,068	(13,089,242)	16,510,826
Total Assets			41,556,694	(14,328,215)	27,228,479	30,510,086	(13,089,242)	17,420,844
Total Liabilities(i)			5,592,835	(486,537)	5,106,298	3,123,487	—	3,123,487
Total Shareholders’ equity			35,963,859	(13,841,678)	22,122,181	27,386,599	(13,089,242)	14,297,357
Total liabilities and Shareholders’ equity			41,556,694	(14,328,215)	27,228,479	30,510,086	(13,089,242)	17,420,844
(i)	Under US GAAP, deferred financing costs are netted against the loan.
(ii)	Under Canadian GAAP, capitalized interest is recorded as an addition to deferred development costs and under US GAAP, capitalization interest is recorded as an addition to capital assets.

d)	Reconciliation of consolidated net income

For the years ended December 31

	Notes	2006	2005	2004
Net loss under Canadian GAAP		$9,478,887	$2,768,461	$2,182,459
Sales	(b)	(1,193,954)	—	—
Cost and expenses	(a) & (b)	1,536,989	—	—
Exploration and development expenditures	(a)	5,128,332	4,666,219	4,537,678
Reverse impairment charge	(a)	(4,280,000)	—	—
Reverse write-down	(a)	(438,931)	—	—
Net loss and comprehensive loss under US GAAP		$10,231,323	$7,434,680	6,720,137
Basic and diluted loss per share		$0.06	$0.06	$0.07

e)	Consolidated statements of cash flow under US GAAP

Exploration and development expenditures that were capitalized under Canadian GAAP, but expensed under US GAAP represent the differences in cash flows from operating and investing activities between US GAAP and Canadian GAAP.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

For the years ended December 31

	2006	2005	2004
Activities
Operating	(10,009,869)	(5,648,626)	(6,125,150)
Investing	(3,956,487)	(6,335,240)	(122,724)
Financing	17,662,905	6,791,225	5,840,259
Cash and equivalents at the beginning of year	404,987	5,597,628	5,975,181
Cash acquired – Vend-In Agreement	—	—	30,062
Cash and equivalent at end of year	4,101,536	404,987	5,597,628

f)	US GAAP Recent Developments

(i)	In February 2006, the Financial Accounting Standards Board (‘‘FASB’’) issued SFAS 155, ‘‘Accounting for Certain Hybrid Financial Instruments’’ which amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, ‘‘Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.’’ This Statement:

•	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

•	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133

•	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

•	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

•	Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Provisions of this Statement may be applied to instruments that the Company holds at the date of adoption on an instrument-by-instrument basis. Adoption of this Statement is required as of the beginning of the first fiscal year that begins after December 31, 2006. The adoption of this statement is not expected to have a material impact on the Company’s consolidated financial statements.

(ii)	In March 2006, the FASB issued SFAS 156, ‘‘Accounting for Servicing of Financial Assets,’’ which amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

•	Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

•	Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

•	Permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities.

•	At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

•	Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

Adoption of SFAS 156 is required as of the beginning of the first fiscal year that begins after December 31, 2006. The adoption of this statement is not expected to have a material impact on the Company’s consolidated financial statements.

(iii)	In June 2006, the Financial Accounting Standards Board (‘‘FASB’’) issued FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109’’ (‘‘FIN 48’’). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109 and provides guidance on recognizing, measuring, presenting and disclosing in the financial statements tax positions that a company has taken or expected to take on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on its consolidated financial statements

(iv)	In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements’’ (‘‘SFAS 157’’). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement addresses how to calculate fair value measurements required or permitted under other accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company at this time has not evaluated the impact, if any, of SFAS 157 on its financial statements.

(v)	In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, ‘‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 106, and 132(R)’’ (‘‘SFAS 158’’). SFAS 158 requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. SFAS158 requires prospective application, recognition and disclosure requirements effective for the Company’s fiscal year ending December 31, 2006; these requirements did not have any impact on the Company’s consolidated financial statements for the year ended December 31, 2006. Additionally, SFAS 158 requires companies to measure plan assets and obligations at their year-end balance sheet date. This requirement is effective for the Company’s fiscal year ending December 31, 2008. The Company does not expect the adoption of SFAS 158 to have any material impact on its consolidated financial statements.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

(vi)	In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities -Including an Amendment of SFAS 115. SFAS No.159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company’s fiscal year beginning January 1, 2008. The Company is in the process of evaluating the impact of this statement, if any, on its consolidated financial statements.

END OF NOTES TO FINANCIAL STATEMENTS

OLYMPUS PACIFIC MINERALS INC.

Consolidated Balance Sheets
Unaudited

As at Canadian dollars	June 30 2007	December 31 2006
ASSETS
Current
Cash	10,815,631	4,101,536
Accounts receivable	625,600	803,027
Prepaid expenses	414,529	900,957
Inventory (note 12)	779,891	617,043
	12,635,651	6,422,563
Long-term
Property, plant & equipment (note 6)	11,191,407	10,697,757
Mineral properties (note 3)	9,908,709	10,015,755
Deferred financing costs (note 7c)	—	695,773
Deferred exploration and development costs (note 3)	17,280,505	13,724,846
	38,380,622	35,134,131

	51,016,273	41,556,694
LIABILITIES
Current
Accounts payable and accrued liabilities	2,701,831	1,899,646
Capital lease obligations (note 11)	336,464	412,894
Loan facility (notes 2 and 5)	—	2,330,800
Asset retirement obligation (note 4)	58,047	59,173
	3,096,342	4,702,513
Long-term
Asset retirement obligation (note 4)	837,175	890,322
	837,175	890,322
	3,933,517	5,592,835
SHAREHOLDERS’ EQUITY
Share capital (note 7a)	81,745,340	66,074,507
Contributed surplus (notes 7b,c,d)	5,006,370	4,347,990
Deficit	(39,668,954)	(34,458,638)
	47,082,756	35,963,859
	51,016,273	41,556,694

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statements of Operations and Comprehensive Loss
Unaudited

	Three month period ended June 30		Six month period ended June 30
For the periods ending June 30 (Canadian dollars)	2007	2006	2007	2006
Sales – Gold	1,640,631	—	2,759,715	—
Cost and expenses
Cost of sales	1,498,650	—	3,076,542	—
Amortization	501,167	8,234	962,066	17,611
General exploration	—	20,352	74,906	57,462
Royalty expense	17,874	20,474	39,205	20,474
Consulting fees	29,110	31,881	188,554	77,783
Office and general administrative	86,700	57,013	162,354	105,798
Investor relations and promotion	213,070	84,710	251,840	160,649
Management fees and salaries	381,862	247,170	888,227	495,827
Professional fees	236,815	114,397	356,712	158,001
Shareholders’ information	48,052	26,837	51,716	36,869
Transfer agent and regulatory fees	10,453	36,395	115,653	169,156
Travel	219,745	87,143	269,753	217,607
Stock-based compensation (note 7b)	258,448	103,370	1,080,133	279,810
	3,501,946	837,976	7,517,661	1,797,047
Other (income) expense
Interest income	(158,600)	(91,682)	(195,682)	(93,846)
Interest expense	—	—	128,879	—
Write-off of deferred transaction costs	—	—	265,488	—
Debt extinguishment costs (note 5)	54,059	—	54,059	—
Foreign exchange loss	150,320	(26,798)	199,626	(21,961)
	45,779	(118,480)	452,370	(115,807)
Loss and comprehensive loss for the period	1,907,094	719,496	5,210,316	1,681,240
Basic and diluted loss per common share	$0.01	$0.00	$0.03	$0.01
Weighted average number of common shares outstanding	188,086,252	164,088,562	176,626,086	148,823,636

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statements of Deficit
Unaudited

	Three month period ended June 30		Six month period ended June 30
For the periods ending June 30 (Canadian dollars)	2007	2006	2007	2006
Deficit, beginning of the period	37,761,860	25,941,495	34,458,638	24,979,751
Loss for the period	1,907,094	719,496	5,210,316	1,681,240
Deficit, end of the period	39,668,954	26,660,991	39,668,954	26,660,991

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statements of Cash Flows
Unaudited

	Three month period ended June 30		Six month period ended June 30
For the periods ending June 30 (Canadian dollars)	2007	2006	2007	2006
Operating activities:
Loss for the period	(1,907,094)	(719,496)	(5,210,316)	(1,681,240)
Items not affecting cash
Amortization	501,167	8,234	962,066	17,611
Write-off of deferred transaction costs	—	—	209,237	—
Interest expense	—	—	81,090	—
Stock-based compensation expense	258,448	103,370	1,080,133	279,810
Accretion expense	9,425	—	19,641	—
Foreign exchange (gain)/loss	(235,036)	(120,637)	(256,565)	(135,687)
Changes in non-cash working capital balances
Accounts receivable	(162,861)	(410,592)	177,427	(731,223)
Prepaid expenses	(71,028)	—	486,428	—
Accounts payable and accrued liabilities	931,641	145,041	842,856	151,372
Inventory	47,695	(56,110)	(162,848)	38,602
Cash used in operating activities	(627,643)	(1,050,190)	(1,770,851)	(2,060,755)
Investing activities:
Deferred exploration and development costs	(1,816,479)	(2,411,740)	(3,070,977)	(3,854,179)
Acquisition of property, plant and equipment	(1,052,812)	(352,748)	(1,419,559)	(447,295)
Cash used in investing activities	(2,869,291)	(2,764,488)	(4,490,536)	(4,301,474)
Financing activities:
Shares issued	634,400	160,814	12,903,649	16,606,410
Shares issued on warrants exercised	2,336,987	—	2,336,987	—
Repayment of Debt	(2,156,497)	—	(2,156,497)	2,336,000
Capital lease obligation	—	—	(76,430)	—
Share issue cost	(32,226)	(34,120)	(32,226)	(1,441,702)
Cash provided by financing activities	782,664	126,694	12,975,483	17,500,708
Increase (decrease) in cash and cash equivalents during the period	(2,714,270)	(3,687,984)	6,714,095	11,138,479
Cash – beginning of the period	13,529,901	15,231,450	4,101,536	404,987
Cash – end of the period	10,815,631	11,543,466	10,815,631	11,543,466

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

1.    Nature of Operations

Olympus Pacific Minerals Inc. (the ‘‘Company’’ or ‘‘Olympus’’) and its subsidiaries are engaged in the acquisition, exploration, development and mining of gold bearing properties in Southeast Asia. The Company focuses its activities on two multi-project properties located in Central Vietnam – the Bong Mieu Gold property and the Phuoc Son Gold property and on project in the Philippines – Capcapo.

The Company is exploring and developing its mineral properties. The Company has one gold plant in Vietnam and this plant commenced commercial production effective October 1, 2006. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production. To date, the Company has not earned significant revenues from its plant and is considered to be in the development stage.

2.    Summary of Significant Accounting Policies

Basis of presentation and consolidation

These unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company balances and transactions are eliminated on consolidation.

Change in Accounting Policies

The Company has adopted the following CICA guidelines effective for the Company’s first quarter commencing January 1, 2007:

a)	Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except loans and receivables and those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The Company, as permitted by CICA Handbook Section 3855, has adopted this section prospectively as of January 1, 2007. The adoption of Section 3855 had no effect on the Company’s financial statements except for the prospective reclassification of deferred financing costs from long-term assets to net against the loan facility as required under Section 3855.

b)	Section 1530 – Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

Cash and equivalents

Cash and cash equivalents are comprised of cash on hand and short-term investments that mature within 90 days from the date of acquisition.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value. The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project. The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the statement of operations.

Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves available on the related project following commencement of commercial production. The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations

The Company recognizes the fair value of an asset retirement obligation as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Deferred exploration and development costs

The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in currencies other than the Canadian dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the statement of operations.

Property, plant and equipment

The Company records building, plant and equipment at cost. Buildings, plant and equipment involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves. Computer hardware and software is amortized, net of residual value, using the straight-line method over three years. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful lives or productive capacity of existing facilities or equipment are capitalized and amortized over the remaining useful life of the related assets.

In the normal course of our business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all our leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with our other owned assets.

Asset impairment – Long-lived assets

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis. All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows. Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

Stock-based compensation

The Company uses the fair-value method of accounting for stock options granted to employees and directors. Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period. The majority of the Company’s stock options vest on the passage of time and continued service requirements.  For some of the stock options granted, the options vest based on meeting two of three criteria: (a) specified production levels, (b) specified minimum share price and market capitalization and /or (c) minimum threshold of ounces of gold geological resources for the Company.   Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates. The Company applies an estimated forfeiture rate when calculating the expense.

Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

The Company has a bonus share program that allows employees to elect to take their bonus in either cash or double the cash amount in common shares. If the employee chooses the share bonus, the common shares will be received one year after the last day of the bonus period. If the employee chooses the cash bonus, the cash is received within the same fiscal year. If an employee terminates employment before the one year of service, the bonus reverts back to cash without double up and is paid out on termination. The bonus is recognized as a liability at the time of the award. If the employee elects to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus. No compensation cost is recognized for estimated forfeitures.

Loss per share

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period. As there is currently a loss per share, there is no dilutive effect from any of the outstanding options and warrants.

Future income taxes

Future income taxes are recorded using the liability method. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stripping Costs

Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Revenue Recognition

Revenue from the sale of gold and by-products, such as silver, are recognized when; (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until gold and silver reaches the Zurich airport and the dore bars are consigned for transport to the refinery. Consequently, revenue is recognized when the gold and silver reaches the refinery. The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract. The quantity of ounces sold is determined by applying a variable recovery rate as well as a return rate of 99.95% for gold and 98% for silver.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against costs of sales.

Inventory

Inventory is comprised of ore in stockpiles, operating supplies, dore bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Dore bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

Interest Cost Accounting

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest costs ceases when construction of the asset is substantially complete and it is ready for its intended use. In that case, the specific interest rate is used as well as the weighted average interest rate on other obligations if the asset expenditures exceed the specific borrowing.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

3.    Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
Phuoc Son	$6,116,904	$6,116,904	$11,395,927	$9,527,650
Bong Mieu	3,944,000	3,944,000	5,931,346	9,167,689
Capcapo	—	—	225,110	—
	10,060,904	10,060,904	17,552,383	18,695,339
Accumulated amortization(1)	(152,195)	(45,149)	(271,878)	(251,562)
Write-off(2)	—	—	—	(438,931)
Impairment charge(3)	—	—	—	(4,280,000)
Total	$9,908,709	$10,015,755	$17,280,505	$13,724,846
(1)	Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006.
(2)	Write-off of $438,931 of Deferred Exploration costs relates to certain areas of the Bong Mieu property where exploration activities did not produce positive results. This write-off took place in Q4 2006.
(3)	During fourth quarter 2006, management determined that the Bong Mieu Central mine was not reaching originally estimated future throughput. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central (Hogan) deferred exploration and development costs.

Bong Mieu Gold Property

The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central (an open pit), Bong Mieu East (a potentially open-pit deposit) and Bong Mieu Underground (an underground deposit) which has operated by the French from 1896 to 1941. Olympus acquired this project in 1997. Olympus owns 80% and the Company’s Vietnamese partner owns 20% of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006. The Company must pay a 3% net smelter return royalty equal to 3% of the sales price to the Vietnamese government when the gold is smelted in Vietnam and 2% royalty based on 80% of the revenues of Bong Mieu Central to Zedex Minerals Limited.

Phuoc Son Gold Property

The Company holds an 85% interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company’s subsidiary, New Vietnam Mining Company (‘‘NVMC’’), entered into a joint venture with Mien Trung Industrial Company (‘‘Minco’’), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (‘‘PSGC’’). PSGC has an investment license on the Phuoc Son property. NVMC’s initial interest in PSGC is 85% and Minco has a 15% interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15% to 30% if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50% if Minco chooses to acquire such additional 20% interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed on

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

4.    Asset Retirement Obligation

	June 30, 2007	December 31, 2006
Balance, beginning of the year	$949,495	$382,509
Increase in obligation	31,245	515,545
Decrease in obligation	(22,897)	—
Foreign exchange adjustment	(82,262)	22,344
Accretion	19,640	29,097
Balance, end of the period	895,221	949,495
Current portion	58,047	59,173
Non-current portion	$837,174	$890,322

The asset retirement obligation relates to the Bong Mieu and Phuoc Son properties in Vietnam. The Company estimated the cost of rehabilitating the sites at US$1,141,815 over the next 10 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 5.6%

5.    Loan Facility

On June 27th, 2007 the US$2 million Non-Revolving Debt Facility (the ‘‘Facility’’) with Macquarie Bank Limited (‘‘MBL’’) of Sydney, Australia was repaid in full. MBL elected to exercise share purchased warrants to acquire 5,376,092 common shares of the Company at a price of $0.4347 for gross proceeds of $2,336,987.

6.    Property, Plant & Equipment

(in dollars)	June 30, 2007			December 31, 2006
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Building	$835,811	$113,775	$722,036	$502,412	$47,161	$455,251
Leasehold improvements	103,005	29,514	73,491	103,005	13,333	89,672
Plant and equipment	5,963,239	761,393	5,201,846	5,613,823	281,354	5,332,469
Office equipment, furniture and fixtures	920,629	391,076	529,553	867,883	292,234	575,649
Motor vehicles	376,548	186,603	189,237	376,548	153,956	222,592
Infrastructure	2,054,976	301,441	1,753,535	2,047,585	69,855	1,977,730
Construction in progress	2,721,001	—	2,721,001	2,044,394	—	2,044,394
	$12,975,209	$1,783,802	$11,191,407	$11,555,560	$857,893	$10,697,757

7.    Capital Stock

a)    Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the years ended December 31, 2006 and the six month period ended June 30, 2007.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

	Number of Shares	Amount $
Common shares, January 1, 2006	131,846,200	$49,709,671
Private placement	27,000,000	15,660,000
Issued upon exercise of options	1,155,833	558,067
Issued upon exercise of warrants	1,270,000	636,270
Issued upon debt repayment (see note 6)	3,406,758	1,174,480
Share issue costs	—	(1,663,981)
Common shares, December 31, 2006	164,678,791	$66,074,507
Private placement	21,428,571	12,000,000
Issued upon exercise of options	1,978,565	1,231,986
Issued upon exercise of warrants	5,476,092	2,394,987
Bonus common shares issued	117,060	76,086
Share issue costs	—	(32,226)
Common shares, June 30, 2007	193,679,079	$81,745,340

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

The following table shows movements in contributed surplus of the Company for the six-months ended June 30, 2007 and year ended December 31, 2006.

	June 30, 2007	December 31, 2006
Balance, beginning of the year	$4,347,990	$2,656,679
Valuation of options	1,079,727	556,109
Bonus common shares issued	(38,044)	—
Valuation of warrants	—	1,445,573
Exercise options and warrants	(383,303)	(310,371)
Balance, end of the period	$5,006,370	$4,347,990

On March 19, 2007, the Company completed a non-brokered private placement of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000.   All shares issued have a hold period in Canada of four months from the closing of the placement. The net proceeds are intended to be used for ongoing exploration, feasibility studies and development work on the Company’s mineral projects and for general corporate purposes.

On March 31, 2006, the Company completed a brokered private placement of $15,660,000. The Company issued 27,000,000 common shares at $0.58 per share. Agents for the Offering were paid a cash commission equal to 7% of the gross proceeds and were issued 1,890,000 compensation warrants. Each compensation warrant is exercisable for one common share at $0.58 and expires on March 31, 2008.

In the first quarter of 2006, the Company issued 3,406,758 common shares to Zedex in full payment of the Prepaid Contribution according to the Vend-In Agreement provision for repayment of the Prepaid Contribution via issuance of common shares. Shares were issued at the average closing prices of the Company’s shares over the preceding 20 trading days which was equal to $0.34475. Pursuant to an Assignment Agreement dated January 1, 2006, the Prepaid Contribution of US$1,024,226 due to Ivanhoe was assigned to Zedex Minerals Limited (‘‘Zedex’’).

b) Stock Options

On September 12, 2003, the Company adopted a stock option plan which was re-approved by its shareholders on June 16, 2005. On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan. Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 12% (on a non-diluted basis) of the Company’s issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors in an individual basis at the time of granting.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

The following table provides a summary of the stock option activity for the period ended June 30, 2007 and the year ended December 31, 2006.

	June 30, 2007		December 31, 2006
	Number of Options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding, beginning of the year	11,477,500	0.39	11,298,667	$ 0.37
Granted	7,100,000	0.71	1,965,000	0.45
Exercised	(1,978,565)	0.43	(1,155,833)	0.33
Cancelled/Expired	(831,600)	0.59	(630,334)	0.44
Outstanding, end of the period	15,767,335	0.52	11,477,500	0.39
Options exercisable at the end of the period	11,166,022		9,619,793

The following table summarizes information about the stock options outstanding for the six-month period ended June 30, 2007.

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding As at June 30, 2007	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $	Number Exercisable As at June 30, 2007	Weighted Average Exercise Price $
$0.30-0.36	6,043,334	3.24	0.32	5,530,138	0.32
$0.40-0.45	1,840,001	2.08	0.42	1,619,248	0.41
$0.50-0.55	784,000	2.34	0.51	744,070	0.51
$0.60-0.65	3,100,000	4.69	0.65	1,428,866	0.65
$0.75	4,000,000	4.69	0.75	1,843,700	0.75
	15,767,335			11,166,022

During the six-month period ended June 30, 2007, 7,100,000 options were granted and were valued at $2,174,500 using the Black-Scholes model with the assumptions of risk-free interest rate of 3.89% and expected volatility of 83.20%. The exercise prices were determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for five business days from the grant date. The vesting periods of these options: 1/3 of the shares were vested on the date of the grant; 1/3 is vesting on July 16, 2008 and another 1/3 on July 16, 2009.

The total stock-based compensation expense recognized during the period for stock options granted in the current and prior years and that vested during the six-month period was $1,079,727 [2006 – $279,810] using the fair value method and was credited to contributed surplus.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

c)    Warrants

The following is a summary of the 1,790,000 warrants outstanding as at June 30, 2007 [2006 – 7,266,092].

Total Outstanding	Exercise Price	Expiry Date
1,790,000	$0.58	March 31, 2008

The following is a summary of the warrants exercised as at June 30, 2007

# Warrants Exercised	Exercise Price	Date Exercised
100,000(1)	$0.58	May 16, 2007
5,376,092(2)	$0.4347	June 27, 2007
(1)	On March 31, 2006, 1,890,000 warrants were issued to Paradigm Capital Inc., M Partners Inc. and CIBC World Markets Inc. in conjunction with the private placement that closed on that day. The fair value of the warrants was estimated to be $472,500 using the Black-Scholes model with the assumptions of a risk-free interest rate of 3.8%, expected volatility of 68% and expected time until exercise of 2 years. The amount was included as part of issue costs and contributed surplus.
(2)	On June 27th, MBL elected to exercise share purchase warrants to acquire 5,376,092 common shares of the Company at a price of $0.4347 for gross proceeds of $2,336,987 [note 5].

d)    Bonus Share Program

During the year ended December 31, 2006, employees who opted for their bonus to be paid in common shares will receive 191,330 common shares in 2007 of which 117,060 common shares were issued to employees in Q1 2007. On the grant date, the fair value of the incremental share award including the cash bonus was $113,224. The total compensation expense recognized for the bonus share program for the six-month period ended June 30, 2007 was $9,007.

8.    Related Party Transactions

During the three and six month periods ended June 30, 2007, the Company entered into the following transactions with related parties:

a)	Paid or accrued $18,978 and $40,207 respectively, in legal fees to a company controlled by a director of the Company as compared to $857 and $4,492, respectively, in 2006. Services are not under contract and are engaged as required.

b)	Paid or accrued $277,579 and $407,767, respectively in management fees and $103,375 and $129,153, respectively, in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. In 2006, the Company paid or accrued $110,418 and $237,481, respectively, in management fees and $43,664 and $83,949, respectively in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. These fees and expenses have been incurred as part of ongoing contracts with the related parties.

c)	Paid or accrued $17,433 and $37,195 respectively, in royalties as compared to $4,892 for Q2 and Q2 YTD in 2006. Royalties incurred are a result of an ongoing contract with a significant shareholder.

d)	On March 19, 2007 the Company completed a non-brokered private placement of common shares of 21,528,571 at $0.56 per share with the net proceeds of $11,976,118. Of the $12,000,000 placement, $7,250,000 of common shares were purchased at $0.56 per share by significant shareholders.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9.    Commitments and Contractual Obligations

As at June 30, 2007

Payments Due by Period	Total	Less than One Year	2 – 10 Years
Capital lease obligations	336,464	336,464	—
Operating leases	321,424	60,887	260,537
Purchase obligations – supplies and services	1,864,476	1,451,101	413,375
Purchase obligations – exploration and development	1,252,943	810,802	442,141
Purchase obligations – power supply	167,801	167,801	—
Asset retirement obligations	1,216,490	58,047	1,158,443
Total	$5,159,598	$2,885,102	$2,274,496

10.    Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, capital lease obligations and loan facility. The carrying amount of cash and cash equivalents, receivables and capital leases, payables and accruals is a reasonable approximation of fair value due to their short-term maturities. The carrying value of short-term debt approximated fair value primarily due to the floating nature of the interest rate on the loan facility.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Currency risk

The Company wss exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. These potential currency fluctuations could have an impact on expenditures, production costs and Company profitability. At present, the Company does not use derivative instruments to reduce its exposure to foreign currency risk, primarily with respect to the US dollar. The Company has a number of investments in foreign subsidiaries and joint ventures, whose net assets are exposed to currency translation risk.

A certain amount of the transactions with respect to the Bong Mieu and Phuoc Son projects are denominated in the Vietnamese Dong, which is not freely convertible into foreign currency, and there are restrictions on the removal of capital from the country. These restrictions may have an adverse impact on the Company’s ability to repatriate funds from Vietnam.

Interest rate risk

The Company was exposed to interest rate risk as interest on the variable interest rate U.S.$2.0 million loan facility fluctuated due to changes in the LIBOR market interest rates. There were no derivative instruments related to interest rates outstanding as at June 30, 2007 and December 31, 2006.

Market risk

The profitability of the operating mine of the Company is related to the market price of gold and silver. The Company does not engage in derivative instruments at present.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

11.    Capital Lease Obligation

The Company has capital leases at its Bong Mieu Central mine.

	June 30, 2007	December 31, 2006
Total minimum lease payment	$336,464	$412,894
Less: current portion	336,464	412,894
	$—	$—

12.    Inventory

	June 30, 2007	December 31, 2006
Dore Bars	$77,441	$73,047
Ore in stockpiles	128,716	76,337
Gold in circuit	47,265	18,800
Mine operating supplies	526,469	448,859
Total	$779,891	$617,043

13.    Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the ‘‘MOA’’) with Abra Mining and Industrial Corporation (‘‘AMIC’’) and Jabel Corporation (‘‘Jabel’’) which allows the Grantee (defined as the Company and ‘‘a Philippine national corporation to be identified by the Company’’) to acquire an option to earn a 60% interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property. The property covered by the MOA (the Capcapo Property.) consists of Mineral Production Sharing Agreement (MPSA) No. 144-99-CAR (MPSA 144), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which falls under a neighbouring Exploration Permit Application (EXPA). Jabel holds the Capcapo Property in its name and is a minority shareholder in AMIC. AMIC has an operating agreement with Jabel in respect of the Capcapo Property.

The MOA is a binding agreement that is conditional on the Company’s completion of due diligence program validate historical drilling information. Under the MOA, the parties will form a joint venture corporation (Newco) that will develop, manage and conduct mining operations on the Property. Newco and Jabel will become co-holders of the titles to the Property. Although Jabel’s name will remain on the Capcapo Property titles, Jabel’s only economic interest in the Property will be a royalty. Aside from the royalty, any revenues from the Capcapo Property will be received and distributed by Newco.

On May 31, 2007, the Company registered a Philippine corporation with the Republic of the Philippines Securities and Exchange Commission under the corporate name of Kadabra Mining Corp (Kadabra). Kadabra has an authorized and outstanding stock of PHP30,000,000.00 and is 100% beneficially owned by the Company.

Upon full exercise of the option described in the MOA, Newco will be 40% owned by Kadabra, 20% owned by a Philippine national that the Company will identify (Philco), and 40% owned by AMIC. Collectively, the 40% ownership of Kadabra and the 20% ownership of Philco in Newco represent the 60% interest in the Property that is subject of the MOA.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

Under Philippine law, an entity holding a MPSA must be at least 60% owned by Philippine nationals. A corporation is considered a Philippine national if at least 60% of its outstanding shares is owned by Filipinos or Philippine entities that are themselves at least 60% owned by Filipinos. Since Newco will be a co-holder of the Property, this restriction applies to Newco. However, Newco’s structure complies with this restriction because the total of Philco’s and AMIC’s shares in Newco will, upon exercise of the option, meet the minimum 60% Philippine national ownership requirement.

Further details on the MOA are as follows. Under the terms of the MOA, six months after the signing of a formal agreement, the Grantee will cause Olympus to issue common shares to AMIC with a total value of US$350,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding the date of the signing of the formal agreement. Once the Grantee has spent US$3 million on exploration and development work on the Capcapo Property, the Grantee will cause the Company to issue to AMIC further common shares of the Company with a total value of US$450,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding their date of issuance.

For the Grantee to earn a 60% interest in the Capcapo Property, a cumulative spending of US$6 million by the Grantee on exploration and development must occur by the end of the fifth year after the signing of the formal agreement. The Grantee earns a 20% interest after the first US$1 million is spent, an additional 20% interest after an additional US$2 million has been spent and an additional 20% interest after an additional US$3 million has been spent. Once the 60% interest has been earned, Newco will be formed as described above. On the other hand, if the Grantee obtains less than the 60% interest, the Grantee would proportionately share in less than 60% of the results of the joint venture.

One year after full commercial production is achieved on the Capcapo Property, the royalty mentioned above would be paid to Jabel. The royalty would be equal to either 3% of gross value of production or 6% of annual profit of Newco, as defined in the MOA, whichever is higher. The MOA also provides the Company with a right of first refusal over MPSA No. 141-99-CAR (another Jabel tenement in the vicinity) and the area of the neighbouring EXPA that is in excess of the two-kilometer radius buffer zone. If exploration results are favourable, then the focus would be to construct a mine in order to extract, process and produce gold, with the future impact on the Company of higher capital expenditures associated with mine construction and upon completion of the mine construction, increased production and sales.

14.    Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.

15.    Subsequent Event

On August 1, 2007, the Company filed a prospectus dated August 1, 2007, amended and restated from a short form prospectus dated July 24, 2007 filed, with the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario for the offering (the ‘‘Offering’’) of units of the Company (‘‘Units’’) previously announced on June 27, 2007. The terms of the Offering were revised. The Company is offering 38,461,538 Units at a price of $0.65 for gross proceeds of $25,000,000. Each Unit will be comprised of one common share of the Company (a ‘‘Share’’) and one-half of one common share purchase warrant (‘‘Warrant’’). The Offering closed on August 10, 2007. The net proceeds from the Offering will be used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.

END OF NOTES TO FINANCIAL STATEMENTS